SCHEDULE 14A

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

           Proxy Statement Pursuant to Section 14(a) of the Securities
                              Exchange Act of 1934

Filed by the registrant  / /

Filed by a party other than the registrant  /x/

Check the appropriate box:

/ /  Preliminary proxy statement.

/ / Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)).

/ /  Definitive proxy statement.

/ /  Definitive additional materials.

/x/  Soliciting material pursuant to ss. 240a-12.


                              CENTRAL BANCORP, INC.
                (Name of Registrant as Specified in Its Charter)

                            FINANCIAL EDGE FUND, L.P.
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

/x/  No fee required.

/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:
     (2)  Aggregate number of securities to which transaction applies:
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act 0-11.
     (4)  Proposed maximum aggregate value of transaction:
     (5)  Total fee paid:

/ / Fee paid previously with preliminary materials.

/ / Check box if any part of the fee as provided by Exchange Act Rule 0-11(a)(2) and identify for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1)  Amount Previously Paid:
     (2)  Form, Schedule or Registration No.:
     (3)  Filing Party:
     (4)  Date Filed:

Contact:

     PL Capital, LLC
     John Palmer, 630-848-1340
     Richard Lashley, 973-360-1666


          THE PL CAPITAL GROUP ANNOUNCES INTENT TO NOMINATE DIRECTOR IN
                OPPOSITION TO MANAGEMENT OF CENTRAL BANCORP, INC.


     The PL Capital Group announced today that one of its members filed a notice of intent to nominate PL Capital Group member Richard Lashley for election to the Board of Directors of Central Bancorp, Inc. (NASDAQ: CEBK) at the 2003 Annual Meeting of Stockholders, in opposition to management. The PL Capital Group is a long-term stockholder of Central Bancorp and currently owns approximately 9.3% of Central Bancorp's common stock.

     The stockholders of Central Bancorp previously elected two PL Capital Group members, Garrett Goodbody and Richard Fates, to Central Bancorp's Board of Directors at the 2002 Annual Meeting of Stockholders. Due to the recent unexpected and tragic passing of Mr. Goodbody, and Central Bancorp's refusal to allow Mr. Lashley or another nominee acceptable to PL Capital to fill Mr. Goodbody's seat, PL Capital has no other viable option but to undertake another proxy contest.



                                      # # #




THIS LETTER IS NOT A SOLICITATION OF YOUR PROXY; THE PL CAPITAL GROUP INTENDS TO SOLICIT PROXIES FROM YOU THROUGH DELIVERY TO YOU OF A PROXY STATEMENT WITH ACCOMPANYING PROXY CARD AT A TIME CLOSER TO CENTRAL BANCORP'S 2003 ANNUAL MEETING. WE ENCOURAGE YOU TO READ OUR PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. YOU WILL BE ABLE TO GET OUR PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, FOR FREE AT THE WEB SITE OF THE SECURITIES AND EXCHANGE COMMISSION (WWW.SEC.GOV). A COPY OF OUR PROXY STATEMENT WILL ALSO BE SENT DIRECTLY TO YOU. AMENDMENT NO. 14 TO OUR SCHEDULE 13D CONTAINS A LIST OF THE MEMBERS OF THE PL CAPITAL GROUP, WHO ARE ANTICIPATED TO BE PARTICIPANTS IN THE PL CAPITAL GROUP'S PROPOSED PROXY SOLICITATION, AS WELL AS A DETAILED DESCRIPTION OF OUR SECURITY HOLDINGS OF CENTRAL BANCORP. YOU MAY ALSO CONTACT US DIRECTLY TO OBTAIN FREE COPIES OF OUR PROXY STATEMENT AFTER IT IS FILED WITH THE SEC.